Hogan Lovells US LLP One Tabor Center, Suite 1500 1200 Seventeenth Street Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

December 18, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4628

Attn:   Tia L. Jenkins

Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Julie Marlowe

Division of Corporation Finance

Re:                             Royal Gold, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed August 8, 2013

Form 10-Q for the Quarter Ended September 30, 2013

Filed November 7, 2013

File No. 001-13357

Dear Ms. Jenkins:

On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated December 12, 2013 addressed to Mr. Stefan Wenger, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”), the undersigned is responding below to the Staff’s comment with respect to Royal Gold’s Form 10-K filed with the Commission on August 8, 2013 and Form 10-Q filed with the Commission on November 7, 2013. The response provided herein is based on discussions with, and information furnished by, Royal Gold and its advisors.

Royal Gold and the undersigned believe the response below is fully responsive to the Comment Letter and would greatly appreciate your review of the analysis set forth in this letter.

Form 10-Q for the Quarter Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Property Developments, page 19

Pascua-Lama, page 20

1.                                      Comment:  We note your disclosure indicating that Barrick Gold Corporation (“Barrick”) decided to temporarily suspend construction activities at the Pascua-Lama project on October 31, 2013 and that you do not expect Barrick’s decision will have any impact on the carrying value of your investment in the royalty at Pascua-Lama. Please tell us if you performed an impairment test of your royalty interests associated with this property or how you considered these developments in determining whether an impairment test was warranted.

Response:  FASB’s Accounting Standard Codification 360, Property, Plant and Equipment (ASC 360-10) requires that a long-lived asset be reviewed for impairment only when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. Royal Gold confirms that it viewed the October 31, 2013, announcement that Barrick has decided to temporarily suspend construction activities at Pascua-Lama as such an event or change in circumstances under ASC 360-10-35-21. As a result and subsequent to the Barrick announcement, the Company performed an evaluation of whether the carrying value of its investment in the royalty at Pascua-Lama was recoverable. Based on the results of this evaluation, the Company determined that no impairment currently exists, due to the expected future undiscounted cash flows being greater than the carrying value.

In its evaluation, the Company considered that the suspension is temporary and while impacting the timing of future cash flows, it is not expected to impact the undiscounted future expected cash flows to Royal Gold as a royalty holder. In addition, the news of a temporary shutdown did not impact the proven and probable reserves subject to the Company’s royalty interest. Further, as a royalty owner at Pascua-Lama, the Company is not burdened by additional future capital costs that Barrick may incur as a result of the temporary delay in construction activities.

The Company routinely assesses whether impairment indicators are present for its long-lived assets and will continue to monitor the developments at Pascua-Lama for any potential future indications of impairment.

*              *              *

Please direct any questions or comments regarding the foregoing to the undersigned at (303) 454-2414.

Sincerely,

/s/ Paul Hilton
Paul Hilton, Esq.
Hogan Lovells US LLP

cc:                                Tony Jensen, President and Chief Executive Officer

Stefan Wenger, Chief Financial Officer and Treasurer

Statement of Royal Gold, Inc.

December 18, 2013

Re:                             Royal Gold, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed August 8, 2013

Form 10-Q for the Quarter Ended September 30, 2013

Filed November 7, 2013

File No. 001-13357

In connection with the response being submitted contemporaneously herewith by Hogan Lovells US LLP on behalf of Royal Gold, Inc. (the “Company”), and as requested in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 12, 2013 regarding the above referenced filing, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stefan Wenger
Stefan Wenger
Chief Financial Officer and Treasurer
Royal Gold, Inc.

cc:                                Tony Jensen, President and Chief Executive Officer

Paul Hilton, Esq., Hogan Lovells US LLP